
12025616


Whirlpool
CORPORATION



WHIRLPOOL CORPORATION | 2011 ANNUAL REPORT



Strength & Commitment

ATTRIBUTES FOR THE NEXT CENTURY

For more than 100 years, the strength of our commitment to improving home and family life ... one home, one family at a time ... has enabled our consumers to trust Whirlpool Corporation to make their lives easier. We have transformed home and family life through innovative, labor-saving devices, giving consumers time to do the things they enjoy and be with the ones they love.

Our commitment to our consumers sets the stage for our second century, where our global brand portfolio will continue meeting the individual needs of families everywhere around the world. We are passionate about transforming home and family life through the next generation, and we are leading the way with connected appliances, resource efficiency and consumer-relevant innovation that no one can equal.

This century holds the promise of new and exciting opportunities for our company, our employees, our shareholders and the families who use our products, each and every day, everywhere around the world.


Strength & Commitment

Strength & Commitment

CHAIRMAN'S LETTER

At Whirlpool Corporation, we took decisive actions in 2011 to position our business for long-term growth in the face of the global economic recession and volatility. We achieved positive results, improving product price and mix and significantly lowering inventory levels. As a clear indication that our actions are working, our North America region realized a more than twofold year-over-year profit improvement during the fourth quarter.

We are committed to driving further growth through our brand value-creation strategy — focusing on margin expansion by delivering consumer-relevant innovation, providing the industry's best service to the trade and our consumers, and driving lower costs and higher product quality in every aspect of our business.



Jeff M. Fettig
Chairman of the Board and Chief Executive Officer

2011 RESULTS

Our actions in 2011 created increased efficiencies and positioned the business for sustained growth and value creation. These steps were important in the face of high material costs and soft demand that continued globally throughout 2011. The North America market remained at recessionary lows, and we saw high inflation and low consumer confidence slow the rapid growth rates that we have seen the last two years in emerging markets. Europe remained the most challenging region from an international perspective as the European financial crisis drove particularly weak consumer demand across the euro zone.

Our revenues grew 2 percent to $18.7 billion in 2011, and diluted net earnings per share were $4.99 compared to $7.97 in 2010. This was largely due to higher material and oil-related costs of approximately $450 million.

We continued to drive strong cash flow from ongoing business operations, allowing us to fund approximately $650 million of legacy liabilities in 2011. We maintained a strong financial position, solidified with a $1.1 billion cash balance at the end of the year. For the year, we paid $148 million in dividends. This includes the 16 percent dividend increase announced in April, demonstrating our commitment to provide consistent returns to shareholders.

We took important steps during 2011 to promote a fair and open global trading system, to protect American jobs and ensure our ongoing ability to innovate and invest in the United States, our largest market. We will continue to take every action to protect our consumers, employees, shareholders and the integrity of the U.S. appliance manufacturing industry.

2011 HIGHLIGHTS

Our investments in 2011 — our 100th Anniversary year — are yielding positive results as we continue to see strong consumer preference for our innovative new product offerings driving improvement in product mix around the globe. Our efforts were recognized externally with awards for design, sustainability and innovation, including recognition on *Fast Company* magazine's 10 Most Innovative Consumer Products Companies list. Following are just a few other recognitions that we received during the year:

- Whirlpool Corporation was named one of *Fortune* magazine's World's Most Admired Companies, ranking No. 1 in the Home Equipment, Furnishings industry sector.
- Whirlpool Corporation was named on the 2011 list of Top Companies for Leaders, ranking ninth globally and sixth in North America.
- Whirlpool Corporation was named one of the Most Respected U.S. Companies by *Forbes* magazine and the Reputation Institute. This is the fourth consecutive year Whirlpool Corporation has been included in the Most Respected U.S. Companies list. Whirlpool Corporation was ranked 14th on the list.
- Whirlpool Corporation was named one of *Corporate Responsibility* magazine's 100 Best Corporate Citizens. This marks the ninth time the company has been named to the list.
- Whirlpool Corporation was named one of *DiversityInc* magazine's Top 50 Companies for Diversity.
- For the third year in a row, Whirlpool Corporation was recognized as one of the top 500 U.S. companies in *Newsweek* magazine's Green Rankings.
- Whirlpool Corporation was awarded a 2011 ENERGY STAR® Sustained Excellence award — the highest ENERGY STAR award — by the U.S. Environmental Protection Agency. This is the company's 12th ENERGY STAR award and sixth consecutive top Sustained Excellence win.

We improved our industry-leading quality position around the globe during 2011. Our efforts gained recognition by a leading U.S. consumer magazine, which found that many of our appliances last longer and are more reliable than competitors' appliances in the refrigeration, cooking, laundry and dishwasher categories for *Whirlpool, Maytag, KitchenAid, Jenn-Air* and *Amana* brands. As just one category example, Whirlpool Corporation brands took 11 of the top spots in front and top-load washer rankings.

INNOVATION THAT CONSUMERS DESIRE

We know our long-term growth opportunities are abundant, and we will continue to invest in consumer-relevant innovation, appliance growth in new and emerging markets, expansion into higher-margin, faster-growing adjacent businesses, and advancement of our global brand portfolios.

Keeping our core appliance business healthy and growing is critical to our success. Innovation is the fundamental

Strength

driver of our growth — as it has been for the last century — and we invest more than $500 million annually in Research & Development. We have seen time and time again that, while competitive price promotions may deliver short-term market share gains, only strong, preferred brands with consumer-relevant innovation win in the long term.

We are increasingly able to leverage the strength of our global brand names by expanding into higher-margin, faster-growing product lines that complement our core appliance business. Today, branded consumer product businesses outside our traditional core — including garage organization, countertop appliances and water filtration — represent approximately 22 percent of our annual revenues and are growing at a double-digit pace.

In addition, we expect to see growth in emerging markets as more consumers are able to purchase appliances and benefit from the quality and convenience they provide. The potential in developing countries is tremendous if we consider the population and economic growth trends as well as the very low appliance penetration levels.

We believe people everywhere deserve a comfortable place to call home with access to fresh food, clean clothes and drinking water. Whether it is to provide basic refrigeration to a consumer in India or a water- and energy-efficient laundry pair to a consumer in Germany, we stand ready to improve the lives of consumers each and every day all around the world.

2012 PRIORITIES

We are executing robust initiatives to continue to improve operating margins in 2012 through a strong cadence of innovation, capacity and cost-reduction initiatives, ongoing productivity programs and previously announced price increases.

The restructuring actions we announced in October are on track to substantially reduce our structural fixed costs in order to strengthen our business and deliver value-creating results for our customers and shareholders. We expect to realize $200 million in fixed cost savings in 2012, and an additional $200 million in 2013, or $400 million in annualized cost savings in 2013 and thereafter.

In addition, we expect to return to more normal levels of positive net productivity. Driving lower costs and higher product quality across our global operations allows for additional resources to invest in the critical innovation needed to fuel the business.

In the second half of 2011, we started to realize benefits from previously announced cost-based pricing actions. Momentum will continue and margins are expected to expand as these price increases carry into 2012, and we see the results from additional cost-based price increases that went into effect in January of this year in several other markets.

Collectively, these priorities, despite a still-weak global economy, will enable us to have a strong year of operating performance improvement.

RIGHT FOUNDATION FOR SUCCESS

As we begin 2012 — and our second century of operations — I am optimistic about the opportunities we have created at Whirlpool Corporation to deliver positive results and win in the marketplace. We are positioned to drive sustained future growth and create value for our shareholders, our employees and the consumers who use our products in their homes every day.

We have empowered our people to do what no other appliance company can match — to *Improve Lives ... One Home, One Family at a Time ... through World-class Products and Services*. We make household chores easier so that families can spend more time together. This clear sense of purpose unifies our global workforce and inspires the society-transforming innovations that ultimately drive profitable growth and create shareholder value.

Sincerely,



Jeff M. Fettig
Chairman of the Board and Chief Executive Officer

Commitment


BRAND PLATFORM
BEST CONSUMER POSITION
TRADE PLATFORM
BEST TRADE POSITION
GLOBAL OPERATING PLATFORM
BEST COST, QUALITY AND ASSET UTILIZATION

We exited 2011 with positive momentum, and we are well positioned for margin expansion and earnings growth in the coming year. In 2012, we will execute strong actions to continue to improve operating margins through our capacity and cost-reduction initiatives, ongoing productivity programs, improved product price and mix, and by accelerating our new higher-margin product innovation to the marketplace. These efforts will provide opportunities for growth in 2012 and throughout our second century of operation.

Revenue
$ in billions


$18.7
'07
'08
'09
'10
'11

Diluted Earnings per Share from Continuing Operations


$4.99
'07
'08
'09
'10
'11

Cash Flow Provided by Continuing Operating Activities
$ in millions


$530
'07
'08
'09
'10
'11

Debt/Total Capital[1]


36.8%
'07
'08
'09
'10
'11

[1]Total debt divided by total debt and total stockholders' equity.


Leading Scale



Strength in Our Leading Scale

BEST COST, QUALITY AND DELIVERY SYSTEMS

Whirlpool Corporation employees are passionate about the products we make, and we are committed to providing the best appliances to each consumer while leveraging the efficiencies of global product design and manufacturing with a strong, proven supply chain network.

Our consumers benefit from our industry-leading scale and expertise. We deploy global product and technology capabilities while keeping local and regional considerations in mind. This allows us to meet the unique needs of each consumer in every part of the world.

Commitment to Our Global Platform

BEST COST, QUALITY AND DELIVERY SYSTEMS

Whirlpool Corporation has built a nimble organization that can identify next-generation process technologies and implement them around the world, ensuring common ways of manufacturing our products in every one of our factories.

In our second century of opportunity, we will continue setting the standard of bringing consumer-relevant, high-quality products to the marketplace. And we have transformed our organization to be more flexible within the ever-changing economic environment. This is our foundation of success.









At Whirlpool Corporation, when we design a new, global product platform, we can quickly launch it in every one of our factories in the same way, using the best of our existing assets and optimizing our manufacturing capital. A refrigerator, for example, is made with exactly the same manufacturing sequence in North America, Europe, South America or Asia.

In 2011, the company began to standardize the front-load 24-inch washer platform across Europe, Asia and Brazil. This is a product that is steadily popular in those markets, and with consistent parts and manufacturing processes, we are efficiently delivering innovative laundry solutions to consumers in diverse markets.

The products we produce are sold in nearly every country around the world, which is why we recognize the importance of having regional flexibility to customize products to meet the needs of our local consumers and their lifestyles. We also have the agility to efficiently move inventory through our network and into homes. A North America Supply Chain initiative in 2011 realized $10 million in savings during its first six months of implementation through changes that include more efficient warehouse product staging and combined transportation runs.

As we think about our second century and what it will take to succeed, we will never lose sight of our commitment to deliver highly sought-after solutions that delight our consumers. By producing in the regions where we market our appliances, we provide flexibility and a real knowledge of our consumers. That has been our standard of success for more than 100 years, and it is our challenge and opportunity for the next century.

Strength Through Our Strategy

BEST CONSUMER AND TRADE POSITION

Whirlpool Corporation's vision of Every Home ... Everywhere starts with the personal relationships we build with consumers during the course of their lives. For more than 100 years, we have made it our priority to improve home and family life for consumers around the world through our products and services that help them save time, conserve resources and promote good health.

Strategy


i'm unique

Commitment to Our Customers

BEST CONSUMER AND TRADE POSITION

At Whirlpool Corporation, we take pride in our ability to make life easier for families around the world. Now, more than ever, consumers depend on us to help them save time, conserve resources and live healthier. Our products are trusted because we put people first — providing relevant solutions that help them in ways they never imagined.

Consumers welcome our solutions into their homes because they know that they can depend on us to help them care for themselves and the people they love. We take our relationship with consumers seriously and work every day to exceed their expectations — giving them more time to focus on the things that matter most.









Times have changed since we first helped make household tasks less of a chore for families, but our fundamental purpose remains the same: To improve lives ... one home, one family at a time ... through innovative, world-class products and services.

Whirlpool Corporation has lifelong relationships with our consumers. We have been with families in their homes, and have been a part of every special moment, for generations. We know them well, and our product innovations reflect that.

As our product lines and service offerings further expand, we will continue to build unmatched levels of loyalty to our brands and increase growth opportunities for the company. We have the strongest foundation in the global appliance industry and rich consumer insights that enable us to provide the features and conveniences that families want and need.

Not only are we bringing the right products to market at the right time, but also at the right outlet. In each region, we balance our sales and distribution, allowing us to grow in cities where demand is increasing. In Brazil, through market creation and distribution management, we have maintained a healthy channel mix within retail market consolidation from 10 players into three large groups. In the process, we increased market share in that region and strengthened our trade relationships.

It is also easier than ever before for consumers worldwide to reap the benefits of our powerful portfolio of brands. In every part of the globe, consumers can access detailed product information online to help make smart purchasing decisions. They can connect with us through social media, and we continue to look at ways to distribute to consumers through online purchases. From showroom to online, from local stores to national retailers, we are helping people make better choices about which of our consumer-relevant solutions is just right for them.

Our focus now and in the years to come is to always make good, honest appliances that can be trusted so that future generations can continue to depend on us.


Strength Through Our
Innovation

THE POWER OF CREATIVE THINKING

At Whirlpool Corporation, our job is to make products that people want to own in their homes. It is that simple. With that mindset, we continually look forward, seeking opportunities to innovate at new levels ... to figure out how to make the best appliances better so we can delight our consumers. Our innovations reflect a strong connection with our consumers and a commitment to focusing intently on consumer needs and the ways they use our products. In this way, we are creating value for the company, our employees and our consumers' families for generations to come.


Off
Low
High
Pulse

Innovation

Commitment to Value Creation

VALUE, INNOVATION AND QUALITY

As a leading global branded and consumer products company, Whirlpool Corporation distinguishes itself by committing to develop consumer-relevant innovation at the highest quality and best cost possible. This is essential to continue building the unmatched levels of customer loyalty that we have nurtured for more than 100 years. It is common for people to have Whirlpool Corporation products in their lives from infancy through adulthood. Our consumers know us well, and we can say the same about them. To cultivate this consumer trust, it takes innovative world-class products and services.

Understanding the lifestyles of families in India who have limited space for laundry, we developed the *Whirlpool* brand *Mini ACE* washer. Taking less space, this product can be moved easily from location to location within the home. And of course, it provides the superior wash performance that our consumers expect and deserve.




heavy duty
whites
power
power wash
small load
cancel
rinse/drain & spin
clean washer
specialty cycles





Our innovation is leading the market because our focus for more than a century has been on delivering solutions that improve the everyday lives of our consumers. Our *KitchenAid* brand 13-cup food processor features the first-ever externally adjustable blade control that allows cooks to raise and lower blades with the shift of a lever. And our *Bauknecht* brand *KOSMOS* built-in coffee machine includes streamlined European styling with functional details, such as a milk container that can be easily removed.

It is essential to develop the most practical features and technologies that improve our consumers' lives. You won't hear us talking about new technology for the sake of being flashy. For us, innovation is a mindset that begins and ends with finding the consumer benefits, and then designing high-quality products that deliver what consumers want and need. With that way of thinking, we innovate with our consumers' lifestyles and needs in mind. For example, we created a *Consul* brand humidifier that heats and cools the air while adding humidity to the environment to minimize the dryness common in several seasons and regions in Brazil. And for resource-conscious consumers in the United States who also demand top washing performance, we developed the *Maytag* brand *Maxima* 9000 front-load high-efficiency washing machine. This product features the industry-first PowerSpray feature that applies detergent solution evenly on the washer's contents. This is true innovation, and our employees are engaged in developing consumer-driven ideas into compelling products and services that enrich the lives of families around the world.

Whirlpool Corporation continued investing in product innovation and quality throughout the current recession. As a result, we have an unmatched pipeline of new products reinforcing the strong brands our consumers know and trust. This will remain a strength for our second century, which holds the promise of new and exciting opportunities for us to enhance our consumers' lives.



Strength in Our Values

THE ENVIRONMENT AND OUR COMMUNITIES

What truly distinguishes Whirlpool Corporation is our commitment to operating responsibly. For more than 100 years, we have operated within the core principle that financial success is only sustainable when we remain true to our fundamental values of Integrity, Respect, Diversity and Inclusion, Teamwork and a Spirit of Winning. This is demonstrated by our long-standing commitment to the environment and to the communities in which we live and work. This principle will continue guiding us throughout our second century.



Sustainability

Commitment to the Environment

A FOCUS ON ENVIRONMENTAL SUSTAINABILITY

At Whirlpool Corporation, we take our environmental responsibilities very seriously. Just as we have taken a global approach to our home appliance business, we believe our world's environmental issues, such as climate change, must be addressed in a similarly comprehensive way. This is why we continue to develop innovative products that minimize impact on the environment while making our consumers' lives easier.

Our goal as an industry leader is to develop high-performance appliances that allow people to use the earth's resources more efficiently. We continually strive to manage the environmental effects of our business, not only by creating new and innovative products that consume less energy and water, but also by improving our processes to reduce waste, recycle responsibly and run cleaner than ever before.

Globally, we are embedding a life-cycle approach to appliance design — Design for Environment — that assesses the environmental impacts of every stage of a product's production, use and disposal. The *Brastemp* brand *Viva!* appliances represent a new product family based on Design for Environment ideas. Resource efficiency improvements are built into the brand's product and manufacturing processes along with improved recyclability of materials at the end of a product's use.



DESIGN FOR ENVIRONMENT

Brastemp brand *Viva!* appliances focus on energy efficiency and a consumer education campaign to achieve new levels of environmental sustainability. The environmental gains realized by the project in 2011 included:


power
waste
CO_2
Savings of 1.4 million bulbs
Improved used in recycling
Savings of 3 million km run

- Emission reduction CO_2 equivalent of 560 tons (30% in use)
- Increased energy efficiency in use by 24.5%
- Reduced waste of 150 kg
- Environmental education actions: RoHS Communication Certification and Recyclability Index



REDUCING OUR CARBON FOOTPRINT

Whirlpool Corporation was the first appliance company to announce greenhouse gas (GHG) emissions goals. By 2008, we reduced our global direct and indirect GHG emissions to 3 percent below 1998 levels, while increasing production. We are now on target to reduce them to 6.6 percent below 2003 levels by 2012.

We anticipate receiving LEED certification for three new facilities:

- A new $120 million Cleveland, Tenn., 1-million-square-foot premium cooking plant that begins production in early 2012
- A new $85 million Southwest Michigan office campus that will open in the spring of 2012
- A new $40 million, 1-million-square-foot regional distribution center in Wilmer, Texas

The company has increased the use of railcars, which are more fuel efficient than trucks, and intermodal transportation, which uses shipping containers that transfer smoothly from railcar to truck. Whirlpool North America has saved more than 6 million gallons of diesel fuel and reduced CO_2 emissions by more than 60,000 metric tons through these changes.

Our Cassinetta, Italy, manufacturing facility is fully powered by a co-generation plant, which derives electricity from methane gas. Steam produced by the co-generation plant's turbines is used in industrial processes. The Whirlpool Naples production facility in southern Italy is one of the largest private solar photovoltaic plants. The facility's roof and parking area are fitted with solar panels and cover an area of 7,500 square meters. The 1 million kilowatt hours of solar energy produced annually are sold back to the local electrical grid.

RECYCLING INITIATIVES

- More than 80 percent of materials used in Whirlpool Corporation's products can be recycled.
- Whirlpool Latin America is able to recycle 90 percent of refrigerator components, and the remaining 10 percent is disposed of according to Brazilian environmental guidelines.
- The *Brastemp* brand water purifier has a recyclability rate of more than 97 percent.
- The *Brastemp* brand *Viva!* initiative includes collecting the packaging from Whirlpool Latin America's products that are sold door-to-door. Nearly 60 percent of this collected packaging is recycled.
- Whirlpool Canada is a steward for packaging in three Canadian provinces — Ontario, Quebec and Manitoba — and abides by the provinces' appliance packaging recycling requirements.
- Many Whirlpool Corporation factories and warehouses around the world reuse or recycle transportation and packaging material.

Commitment to Society

A FOCUS ON SOCIAL SUSTAINABILITY

Whirlpool Corporation's founders felt a unique sense of responsibility to the community. They believed that improvement comes to society one community at a time. That belief has become part of the culture at Whirlpool Corporation, guiding employees as we work to improve lives. As we begin our new century of opportunity, we continue striving to make life easier in communities around the globe where our employees and consumers work and live.

We know that this commitment is important to our consumers as well. At Whirlpool Corporation, we have four brands with significant relationships with not-for-profit organizations that make a positive difference in people's lives. Each brand has contributed millions of dollars to these organizations, and our consumers appreciate this dedication to community. In addition, the Whirlpool Foundation supports nonprofit organizations that focus on quality family life, cultural diversity and lifelong learning, utilizing new and innovative ways to make a lasting impact on society with an emphasis on the communities where Whirlpool Corporation operates.

In addition to our work through Whirlpool Foundation and with our signature relationships, we are very proud to participate in many community-changing partnerships worldwide. Our employees feel so strongly about volunteering in the community and helping those in need that in 2011, Whirlpool Corporation instituted a formal volunteer program. This initiative gives employees an official and user-friendly way to identify volunteer needs and track their volunteer hours. This program, launched in our Michigan headquarters community in August 2011, and throughout the U.S. in November, saw nearly 5,000 volunteer hours logged by the end of the year. The program will launch globally in 2012. Although service to others has always been a part of who we are at Whirlpool Corporation, this program allows us to formally recognize volunteerism as an integral part of our company's DNA.

Whirlpool Foundation in 2011	
$1.4+ million	Strategic grants donated to community organizations
$410,000	Whirlpool Sons & Daughters Scholarships
100+ students	Whirlpool Sons & Daughters Scholarship recipients currently attending colleges and universities in the United States
$234,000	Matching Gifts Program donations
U.S. Employee-led Disaster Relief Initiatives in 2011	
$100,000+	Monetary, perishable food and personal item donations
$80,000+	Product donations
2,000+	Volunteer hours for community cleanup and rebuilding in a U.S. plant community




Habitat for Humanity
Building together
Whirlpool


MAYTAG
MAYTAG

United Way®
(Whirlpool Corporation partnership)

$3.4 million	Employee and retiree United Way® campaign totals in the United States (including dollar-for-dollar match by Whirlpool Foundation)

Habitat for Humanity® International
(*Whirlpool* brand global partnership)

$78+ million	Direct program support since 1999
140,000+	Product donations since 1999
8,000	Employee volunteer hours since 1999
71,000	Families helped since 1999
40	Number of countries in which Whirlpool Corporation employees have helped provide affordable housing

Cook for the Cure®
(*KitchenAid* brand global partnership)

$10+ million	Raised, since Cook for the Cure® was established, to support breast cancer research through Susan G. Komen for the Cure®

Boys & Girls Clubs® of America
(*Maytag* brand partnership)

$1.5 million	*Maytag* brand Dependability Club awards given in 2011, ranging from $75,000 to $150,000 each
$302,500	Direct program support in 2011

Instituto Consulado da Mulher®
(*Consul* brand partnership)

2,688	Number of people advised on small business management in 2011
86%	People in the Consulado da Mulher program who are generating income through small businesses
6,918	People who, directly and indirectly, benefitted by income generated through the program
169	Small businesses being advised by Consulado da Mulher
20 states	Locations in Brazil of the small businesses being advised by the program
R$5.8 million	Total revenue of the 169 small businesses in the program in 2011



Loyalty



Strength in Our Brands

BUILDING ON A PROVEN HISTORY

Everything we do contributes to fostering unmatched levels of loyalty to our brands through lifelong relationships with our consumers. Around the globe, our consumers trust Whirlpool Corporation to deliver home appliance solutions that make their lives easier. We take great pride in improving lives ... one consumer, one home at a time ... through our world-class innovative products and services. It is our obsession for our second century of opportunity.


Whirlpool®
HOME APPLIANCES

Whirlpool

Available to consumers nearly everywhere in the world, *Whirlpool*, the company's flagship brand, has an unmatched passion for creating solutions that fit into every consumer's lifestyle and budget. Leveraging a century of expertise in the appliance industry, the *Whirlpool* brand continuously provides consumers with innovative, high-performing, resource-efficient products.

Advancing technology to the point of simplicity, *Whirlpool* brand has never lost sight that innovation should work smart, and that design should be sophisticated, never complicated. For generations, *Whirlpool* brand has been focused on one thing — making technology that fits seamlessly into our consumers' lives.

The *Whirlpool* brand refreshed its brand logo globally in 2011, enabling a new look for a new century.






MAYTAG

WHAT'S INSIDE MATTERS™

Maytag

Known for dependability and durability, *Maytag* brand understands that what's inside matters — whether it's the parts that make up the products or what consumers put in their products. In 2011, *Maytag* brand launched "Faces of Dependability," expanding their product story to explore the human side of dependability by recognizing reliable Boys & Girls Club® professionals and inviting Facebook® fans to acknowledge dependable people in their own lives.

The brand delivers products that are built to last, like the *Maytag* brand *Maxima* series front-load laundry pairs and the *Maytag* brand *Bravos XL* top-load laundry pairs, which offer great cleaning.




KitchenAid
FOR THE WAY IT'S MADE®

KitchenAid

KitchenAid brand loves everything about the kitchen — it's where food, family and friends come together. This is why the brand makes everything just for this one place in the home, with a passion for well-crafted, quality products that people can touch, feel and enjoy.

With a focus on timeless design that nods to heritage and stretches toward the future, *KitchenAid* brand is dedicated to premium performance and culinary excellence in the creation of its major kitchen appliances, small appliances and culinary tools.

From the iconic stand mixer to the new, highly innovative 13-cup food processor with external blade control to the state-of-the-art steam bath cooking system, *KitchenAid* brand is devoted to the kitchen. Nobody knows the kitchen like *KitchenAid* brand.






JENN-AIR

Jenn-Air

Jenn-Air brand, a leader in the luxury appliance segment, offers consumers appliances with sophisticated design and exceptional performance. An innovator in downdraft and convection cooking technologies, this super-premium brand has transformed the kitchen space in cooking as well as design — delivering extraordinary results — and making it possible for consumers to create memorable experiences.

Knowing that planning a beautiful kitchen is both exciting and exacting, the brand launched a new print and online kitchen design application that provides consumers with inspiration, tools and insider insights for creating their luxury dream kitchens. By giving cooks the power to deliver superior culinary results, *Jenn-Air* became the fastest growing super-premium appliance brand in 2011.





Amana®
LIFE. SIMPLIFIED.™

Amana

The *Amana* brand continues to make cooking, cleaning and cooling easier for consumers through its dedication to creating household appliances that are appealing, simple to buy and easy to use — so consumers can enjoy the simple things in life like cold milk, clean clothes and evenly popped popcorn.

With the introduction of the countertop microwave in 1967, *Amana* became known as a brand dedicated to bringing convenience to consumers' lives. Today, that convenience has also extended to the shopping experience. *Amana* brand's interactive purchase experience with its mobile app, store materials and online "Help Me Choose" tool makes looking and shopping for appliances fun, and more importantly, simple.



BRASTEMP

Brastemp

The *Brastemp* brand name itself evokes the essence of excellence, a significant distinction the brand has earned through its long history of innovation and reputation as the No. 1 home appliance brand in Brazil.

A trendsetter in technology, design and unique product features, *Brastemp* brand appliances transcend age and social class. They are designed for consumers who share similar values — busy, practical individuals who like to express their own style and are keenly aware of trends — and who love cooking for friends.

Brastemp brand's 2011 product innovations include the world's first dual-voltage refrigerator and a retro oven range that reflects the brand's personality.






Consul
Parte da sua casa

Consul

Consul brand understands that for its consumers the best pleasures of life are the simplest things; they believe there is nothing more pleasurable than a family meal or a house full of friends and relatives.

The brand knows how to translate those values and needs into products and services that their consumers want and that are reliable, affordable and easy to use.

The brand renewed its *Consul* brand *Facilite* washing machine portfolio in 2011, making consumers' lives easier by providing intelligent solutions through key features such as the exclusive *Easy Storage*, which stores up to 690 ml of liquid detergent and fabric softener concentrate for several washes.





Bauknecht

Live today.



Bauknecht

Bauknecht brand, part of Whirlpool Corporation's European portfolio, has been a leader in quality and technical innovation in appliances for more than 90 years. Made in Germany, the brand continues that proud legacy with its outstanding product design paired with advanced technology to make consumers' lives easier.

While the elegant, minimalistic design style and select materials make *Bauknecht* brand appliances an eye-catcher for every interior style, the products are also easy to operate and feature numerous functions that help to make life pleasant and more comfortable.

Bauknecht brand's versatile appliances are designed to fit into consumers' lifestyles without harming the environment — providing outstanding product performance combined with energy efficiency and low water consumption.






GLADIATOR
GARAGEWORKS
BY WHIRLPOOL CORPORATION

Gladiator

Gladiator GarageWorks, the innovative storage solution originally designed to help homeowners organize their garage clutter, continues to offer new innovative products focused on meeting consumers' growing storage and organizational needs. The *Gladiator* brand line of wall systems, cabinets, tool chests, work surfaces, flooring and appliances easily adapt to other areas of the home, including laundry rooms, entry areas, mud rooms, closets and basements.

The brand launched a new online Design Studio in 2011, giving consumers and dealers a tool to help design, organize and order the products needed to reclaim their space. New products like the *Gladiator Chillerator* refrigerator and storage bench are tough, versatile and stylish — just what consumers have come to expect from a leader in the storage industry.





FINANCIAL SUMMARY

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2011, 2010 and 2009. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which are also available on the company's website at www.whirlpoolcorp.com.

ABOUT WHIRLPOOL

Whirlpool Corporation ("Whirlpool") is the world's leading manufacturer of major home appliances with revenues of approximately $19 billion and net earnings available to Whirlpool of $390 million in 2011. We are a leading producer of major home appliances in North America and Latin America and have a significant presence in markets throughout Europe and India. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, social responsibility and community involvement. We conduct our business through four reportable segments, which we define based on geography. Our reportable segments consist of North America, Latin America, EMEA (Europe, Middle East and Africa) and Asia. Our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices. The charts below summarize the balance of net sales by reportable segment for 2011, 2010 and 2009, respectively:

Our leading portfolio of brands includes: *Whirlpool, Maytag, KitchenAid, Brastemp* and *Consul*, each of which has annual revenues in excess of $1 billion. Our global branded consumer products strategy is to introduce innovative new products, increase brand customer loyalty, expand our presence in foreign markets, enhance our trade management platform, improve total cost and quality by expanding and leveraging our global operating platform and, where appropriate, make strategic acquisitions and investments.

As we grow revenues in our core products, our strategy is to extend our business by offering products and services that are dependent on and related to our core business and expand into adjacent products, such as *Gladiator* GarageWorks, through stand-alone businesses that leverage our core competencies and business infrastructure.

2011 OVERVIEW

Whirlpool and the home appliance industry as a whole continued to face significant macroeconomic challenges across much of the world in 2011, including recessionary demand levels in developed countries, a slowdown in emerging markets, high levels of inflation in material costs and volatility in foreign currencies. To be successful in this period of uncertain economic growth and consumer demand, we have taken aggressive actions to expand our operating margins and improve our earnings. These actions include implementation of our previously announced cost-based price increases, continued investment in new product innovation, execution of announced cost and capacity reductions, continued productivity improvements and legal actions taken to promote fair trade within the industry.

During 2011, we settled a long-standing collection dispute with Banco Safra S.A. and an antitrust investigation by the European Commission into the refrigeration compressor industry. While these settlements negatively impacted our 2011 results, they have removed significant uncertainty and financial risk by bringing closure to these items.



Sales by Region
2011
Europe, Middle East, Africa 17%
Latin America 27%
North America 51%
Asia 5%
2010
Europe, Middle East, Africa 17%
Latin America 25%
North America 53%
Asia 5%
2009
Europe, Middle East, Africa 19%
Latin America 22%
North America 55%
Asia 4%

We monitor country-specific economic factors such as gross domestic product, unemployment, consumer confidence, retail trends, housing starts and completions, sales of existing homes and mortgage interest rates as key indicators of industry demand. In addition to profitability, we also focus on country, brand, product and channel sales when assessing and forecasting financial results.

Whirlpool's ongoing focus on cost reductions, productivity improvements and investment in innovative new products continue to enable Whirlpool to adapt to changes in the macroeconomic environment and maintain our position as the global number one home appliance maker.

Consolidated Net Sales

Consolidated net sales increased 1.6% compared to 2010 primarily due to the favorable impact of foreign currency and higher BEFIEX credits recognized, partially offset by lower unit shipments. Excluding the impact of foreign currency, consolidated net sales decreased 0.4% compared to 2010. Consolidated net sales for 2010 increased 7.4% compared to 2009 primarily due to higher unit shipments, higher BEFIEX credits recognized and the favorable impact of foreign currency, partially offset by unfavorable product price/mix. Excluding the impact of foreign currency, consolidated net sales for 2010 increased 5.3% compared to 2009.

Significant regional trends were as follows:

- North America net sales decreased 2.1% compared to 2010 primarily due to a 2.0% decrease in units sold. Improvements in product price/mix were experienced during the second half of 2011 as we began to realize the effects of pricing actions taken earlier in the year. However, for the full year, net sales were slightly unfavorable to 2010 as a result of product price/mix. Foreign currency did not have a significant impact on North America net sales in 2011. North America net sales for 2010 increased 2.0% compared to 2009 primarily due to a 5.9% increase in units sold. The increase in units sold was driven by strong industry growth in the first half which slowed significantly in the second half primarily in the United States. In addition, net sales were negatively impacted by unfavorable product price/mix, including pricing actions during the second half of 2010 taken to match aggressive competitive pricing pressure, partially offset by the favorable impact of foreign currency. Excluding the impact of foreign currency, North America net sales increased 0.7% in 2010.
- Latin America net sales increased 7.8% compared to 2010 primarily due to the favorable impact of foreign currency, improved product price/mix, higher BEFIEX credits recognized and a 1.4% increase in units sold. Excluding the impact of foreign currency and higher BEFIEX credits, Latin America net sales increased 3.0% in 2011. Latin America net sales for 2010 increased 26.7% compared to 2009 primarily due to a 16.1% increase in units sold. The increase in units sold was driven by strong industry growth in the first half which moderated somewhat in the second half of the year. In addition, net sales increased due to the favorable impact of foreign currency and higher BEFIEX credits recognized, partially offset by unfavorable product price/mix. Excluding the impact of foreign currency and higher BEFIEX credits, Latin America net sales increased 13.7% in 2010.

  In previous years, our Brazilian operations earned tax credits under the Brazilian government's export incentive program (BEFIEX). These credits reduce Brazilian federal excise taxes on domestic sales, resulting in an increase in the operations' recorded net sales. After a favorable court decision in 2005, upheld by a December 2011 appellate court decision, we were able to recognize approximately $266 million, $225 million, and $69 million of export credits during 2011, 2010 and 2009, respectively. Export credits recognized are not subject to income taxes. We recognize exports credits as they are monetized; however, future actions by the Brazilian government could limit our ability to monetize these export credits. The Brazilian government announced an Impostos sobre Produtos ("IPI") sales tax holiday on appliances in December 2011, which expires on March 31, 2012. During this holiday, we expect to monetize reduced amounts of export credits because the export credits are monetized through the offset of IPI taxes due. As of December 31, 2011, approximately $238 million of future cash monetization remained, including $60 million of related court awarded fees, which will be payable in subsequent years. A Brazilian law change to the inflation index tables reduced available cash monetization by $62 million in 2011.
- EMEA net sales increased 2.4% compared to 2010, primarily due to the favorable impact of foreign currency, partially offset by unfavorable product price/mix. Excluding the impact of foreign currency, net sales decreased 3.1%. EMEA net sales for 2010 decreased 3.3% compared to 2009, primarily due to the unfavorable impact of foreign currency and unfavorable product price/mix driven by an increasingly competitive pricing environment, partially offset by a 4.7% increase in units sold due to higher industry demand which accelerated during the second half of 2010. Excluding the impact of foreign currency, net sales increased 0.7% in 2010.
- Asia net sales increased 3.1% compared to 2010 primarily due to improved product price/mix, the favorable impact of foreign currency and a 0.5% increase in units sold. Excluding the impact of foreign currency, Asia net sales increased 2.3%. Asia net sales for 2010 increased 30.6%, led by results in India and China, compared to 2009 primarily due to a 22.4% increase in units sold. Excluding the impact of foreign currency, Asia net sales increased 23.8% in 2010.

Gross Margin

The consolidated gross margin percentage decreased 1.0 points to 13.8% compared to 2010, primarily due to material cost increases, partially offset by productivity improvements and higher BEFIEX credits recognized. In addition, gross margin benefited from the net impacts of a supplier recovery payment received in 2011, charges related to a product recall in 2010 that did not recur in 2011, partially offset by lower curtailment gains in a postretirement healthcare plan during 2011.

Significant regional trends were as follows:

- North America gross margin decreased compared to 2010 primarily due to significant increases in material costs, partially offset by continued productivity improvements and the favorable impact from product price/mix. Gross margin also reflects the favorable impact from $78 million in lower product recall charges and a $61 million supplier recovery payment received in 2011, partially offset by $50 million in higher LIFO adjustments and $27 million in lower postretirement curtailment gains. North America gross margin for 2010 decreased compared to 2009 primarily due to unfavorable product price/mix, higher material costs, $43 million in higher product recall charges, a $45 million variance in LIFO adjustments compared to 2009 and $18 million in lower postretirement curtailment gains. These items were partially offset by continued cost reductions, improved productivity and higher volumes.
- Latin America gross margin decreased compared to 2010 primarily due to higher material costs and the unfavorable impact of foreign currency, partially offset by cost reductions and $41 million in higher BEFIEX credits recognized. During 2010, Latin America gross margin increased compared to 2009 primarily due to $156 million higher BEFIEX credits recognized, cost reductions and improved productivity, partially offset by unfavorable product price/mix.
- EMEA gross margin decreased compared to 2010 primarily due to higher material costs and the unfavorable impact of product price/mix, partially offset by cost reductions and improved productivity. During 2010, EMEA gross margin increased compared to 2009 primarily due to cost reductions and improved productivity, partially offset by unfavorable product price/mix.
- Asia gross margin decreased compared to 2010 primarily due to higher material costs, partially offset by productivity improvements and cost reductions, improved product price/mix and the favorable impact of foreign currency. Asia gross margin during 2010 decreased compared to 2009 primarily due to higher material and oil-related costs and unfavorable product price/mix, partially offset by the favorable impact of foreign currency.

Selling, General and Administrative

Selling, general and administrative expenses remained flat compared to 2010, with unfavorable foreign currency and increased brand investments offset by lower employee incentive compensation. Selling, general and administrative expenses as a percent of consolidated net sales in 2010 decreased compared to 2009, primarily due to favorable leverage on increased net sales. Selling, general and administrative expenses in 2010 increased approximately $54 million compared to 2009 in Latin America, primarily due to the unfavorable impact of foreign currency and higher infrastructure spending to support higher sales volumes.

Research and Development Costs

Research and development costs increased $46 million or 8.6% compared to 2010 to $578 million or 3.1% of consolidated net sales. In 2010, research and development costs increased $32 million or 6.4% compared to 2009 to $532 million or 2.9% of consolidated net sales. The increases in 2011 and 2010 were primarily due to increased product innovation spending.

Restructuring

During the fourth quarter 2011, the Company committed to restructuring plans (the "2011 Plan") that will result in substantial cost and capacity reductions. Including previously announced restructuring initiatives, we expect to incur approximately $500 million of total costs beginning in the fourth quarter 2011 with completion expected by the end of 2013.

We expect to incur approximately $405 million of future cash expenditures related to the 2011 Plan. We incurred total restructuring charges of $136 million, $74 million and $126 million during the years ended December 31, 2011, 2010 and 2009, respectively.

Interest and Sundry Income (Expense)

Interest and sundry expense increased $410 million compared to 2010 to $607 million, primarily driven by charges related to the settlement of the Brazilian collection dispute and Embraco antitrust matters of $528 million in 2011 compared to $146 million in 2010. In addition, 2011 reflects the unfavorable impact of foreign currency. During 2010, interest and sundry expense increased $22 million compared to 2009 to $197 million, primarily due to higher charges relating to the Embraco antitrust matters of approximately $40 million, partially offset by the favorable impacts of foreign currency and higher interest income.

Interest Expense

Interest expense decreased $12 million compared to 2010 to $213 million, primarily due to lower interest rates, partially offset by higher average monthly debt levels. During 2010, interest expense increased compared to 2009, as 2009 benefited from an $8 million reduction in accrued interest as a result of an operating tax settlement. In addition, 2010 included higher amortization of debt issuance costs, partially offset by a reduction in interest expense due to lower average debt levels and interest rates.

Income Taxes

The income tax benefit was $436 million, $64 million, and $61 million in 2011, 2010 and 2009, respectively. The increase in tax benefit in 2011 compared to 2010 and 2009 is primarily due to a reduction in pre-tax earnings, higher energy tax credits generated in the United States from the production of certain eligible energy efficient appliances and higher non-taxable BEFIEX credits recognized in Brazil.

FORWARD-LOOKING PERSPECTIVE

We currently estimate earnings per diluted share, free cash flow and industry demand for 2012 to be within the following ranges:

(Millions of dollars, except per share data)	Current Outlook
Estimated earnings per diluted share, for the year ending December 31, 2012	**$5.00–$5.50**
Including:	
BEFIEX ($60 to $80 million)	0.80–1.00
Restructuring expense ($250–$270 million)	(2.30)–(2.50)
Free cash flow	**$100–$150**
Including:	
Pension plan contributions	(250)–(250)
Brazilian Collection Dispute & Embraco Antitrust Matters	(385)–(385)
Restructuring cash outlays	(279)–(279)
BEFIEX	60–80
Industry demand	
North America	—%–3%
Latin America	2%–5%
EMEA	(5)%–(2)%
Asia	2%–4%

The table below reconciles projected 2012 cash provided by operations determined in accordance with generally accepted accounting principles in the United States (GAAP) to free cash flow, a non-GAAP measure. Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations after capital expenditures and proceeds from the sale of assets/businesses.

These projections are based on many estimates and are inherently subject to change based on future decisions made by management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

(Millions of dollars)	Current Outlook
Cash provided by operating activities	$600–$700
Capital expenditures	(500)–(550)
Proceeds from sale of assets/businesses	—–—
Free cash flow	$100–$150

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through operating cash flow and the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. We regularly review our capital structure and liquidity priorities, which include funding the business through capital and engineering spending to support innovation and productivity initiatives, funding our pension plan and term debt liabilities, payment of legacy legal liabilities, return to shareholders and potential acquisitions in our core business and/or strategic adjacent business opportunities. These priorities are aligned with our goal to return our credit ratings to pre-recession levels.

We have continued to operate under uncertain and volatile global economic conditions for most of 2011, experiencing higher material costs, recessionary demand levels in developed markets and slowing growth in emerging markets. To succeed in this environment, we have announced aggressive actions to improve our overall operating performance and financial condition, including cost-based price increases across all markets and plans to reduce our cost structure and production capacity, primarily in North America and EMEA. Based on the actions taken and announced in 2011, we believe that operating cash flow, together with access to sufficient sources of liquidity, will be adequate to meet our ongoing requirements to fund our operations.

Our short-term potential uses of liquidity include funding $350 million of term debt maturing in May 2012, $385 million related to the Brazilian collection dispute and Embraco antitrust matters, $279 million of restructuring activities and approximately $250 million in our United States and foreign pension plans. At December 31, 2011 and 2010, we had no borrowings outstanding under credit facilities. We were in compliance with financial covenant requirements at December 31, 2011 and 2010.

We monitor the credit ratings and market indicators of credit risk of our lending, depository, and derivative counterparty banks regularly. We diversify our deposits and investments in short-term cash equivalents to limit the concentration of exposure by counterparty. The general financial instability in the stressed European countries could have a contagion effect on the region and contribute to the general instability and uncertainty in the European Union. At December 31, 2011, Belgium is the only European country that has cash and cash equivalents and third-party receivables exceeding 1% of our consolidated assets.

Sources and Uses of Cash

We met our cash needs for 2011 through cash flows from operations, cash and cash equivalents and financing arrangements. Our cash and equivalents were $1,109 million at December 31, 2011 compared to $1,368 million at December 31, 2010. The decrease in cash during 2011 is primarily due to a third quarter payment related to the settlement of the Brazilian collection dispute and contributions to our U.S. funded pension plans, offset by cash generated from operations.

Cash Flows from Operating Activities

The decrease in cash provided by operations during 2011 includes a $301 million payment related to the settlement of the Brazilian collection dispute, funding of our United States pension plans of $298 million and lower net earnings, partially offset by significant reductions in inventory. Cash provided by operating activities in 2010 decreased $472 million compared to 2009, primarily from required increases in inventory to support product availability and product transition, partially offset by higher net earnings and more favorable terms of collection of accounts receivable and of payment to suppliers. In addition, the significant slowing of sales growth in the second half of 2010 resulted in higher than normal inventory levels of approximately three days.

The timing of cash flows from operations varies significantly within a quarter primarily due to changes in production levels, sales patterns, promotional programs, funding requirements as well as receivable and payment terms. Dependent on timing of cash flows, the location of cash balances, as well as the liquidity requirements of each country, external sources of funding are used to support working capital requirements. Due to the variables discussed above, cash flow used in operations during the year was significantly in excess of our quarter-end balances.

During the first quarter of 2011, the European Parliament approved a directive that changes existing laws regarding supplier payment terms. The approved directive generally requires payment terms to be 30 days from the invoice date unless otherwise stated in the contract. An extension of up to 60 days is allowed if both parties agree to the terms. Countries within the European Union are required to adopt this directive within 2 years. We continue to monitor this situation as these changes, once adopted, could affect our cash flows to suppliers and from customers, since our payment terms to affected suppliers are generally longer than from affected customers.

We offer our suppliers access to third-party payables processors. Independent of Whirlpool, the processors allow suppliers to sell their receivables to financial institutions at the discretion of only the supplier and the financial institution. We have no economic interest in the sale of these receivables and no direct financial relationship with the financial institutions concerning these services. All of our obligations, including amounts due, remain to our suppliers as stated in our supplier agreements. As of December 31, 2011 and 2010, approximately $952 million and $916 million, respectively, have been sold by suppliers to participating financial institutions.

Cash Flows from Investing Activities
Cash used in investing activities of $596 million during 2011 was consistent with cash used in 2010 of $606 million. We continue to increase our capital spending to support new products and innovation. Cash used in investing activities in 2010 was $606 million, an increased outflow of $107 million compared to 2009. The increase in cash used in investing activities was primarily due to increased capital spending and lower proceeds from the sale of assets.

Cash Flows from Financing Activities
Cash used in financing activities during 2011 totaled $166 million compared to $495 million in 2010. The decrease in cash used during 2011 is primarily due to proceeds received from the $300 million bond offering in June 2011, which was used to repay $300 million of maturing debt. In 2010, $379 million of maturing debt was repaid from available cash. At December 31, 2011 and 2010, we had no commercial paper or credit facility borrowings outstanding.

Financing Arrangements
We have a $1.725 billion committed credit facility maturing on June 28, 2016 which includes a $200 million letter of credit sub-facility. Borrowings under the credit facility are available to us and designated subsidiaries for general corporate purposes, including commercial paper support. Subsidiary borrowings under this facility, if any, are guaranteed by Whirlpool Corporation. Interest under the credit facility accrues at a variable annual rate based on LIBOR plus a margin or the prime rate plus a margin. The margin is dependent on our credit rating at that time. The credit facility requires us to meet certain leverage and interest coverage requirements. We will incur a commitment fee based on Whirlpool's credit rating for any unused portion of the credit facility. At December 31, 2011 and 2010, we had no borrowings outstanding under this credit agreement and are in compliance with financial covenant requirements.

In December 2011, we obtained a committed credit facility in Brazil. The credit facility provides borrowings up to 700 million Brazilian reais (approximately $373 million as of December 31, 2011), with certain restrictions on the amount available for each draw. The credit facility contains no financial covenants. As of December 31, 2011, we had no borrowings outstanding under this credit agreement.

In 2011, we completed a debt offering comprised of $300 million aggregate principal amount of 4.85% notes due June 15, 2021. Proceeds from the issuance were used to repay $300 million in term debt that matured in June 2011. The notes contain customary covenants that limit our ability to incur certain liens or enter into certain sale and lease-back transactions. In addition, if we experience a specific kind of change of control, we are required to make an offer to purchase all of the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest.

MARKET RISK

We have in place an enterprise risk management process that involves systematic risk identification and mitigation covering the categories of enterprise, strategic, financial, operation and compliance and reporting risk. The enterprise risk management process receives Board of Directors and Management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivatives. Derivatives are viewed as risk management tools and are not used for speculation or for trading purposes. Derivatives are generally contracted with a diversified group of investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options and currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2011, a 10% favorable or unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized gain or loss of approximately $185 million. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases, the prices of which are not fixed directly through supply contracts. As of December 31, 2011, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental gain or loss of approximately $32 million, respectively, related to these contracts.

We occasionally enter into interest rate swaps to hedge interest rate risk associated with debt. As of December 31, 2011, a 10% favorable or unfavorable shift in treasury bond yields would have resulted in an incremental gain or loss of approximately $4 million, respectively, related to these contracts.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (2) Whirlpool's ability to continue its relationship with significant trade customers and the ability of these trade customers to maintain or increase market share; (3) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (4) inventory and other asset risk; (5) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic regions, including uncertainty and disruptions arising from natural disasters or terrorist attacks; (6) impact of the European debt crisis; (7) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, price increases, leveraging of its global operating platform, and acceleration of the rate of innovation; (8) fluctuations in the cost of key materials (including steel, oil, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (9) litigation and legal compliance risk and costs, especially costs which may be materially different from the amount we expect to incur or have accrued for; (10) product liability and product recall costs; (11) the effects and costs of governmental investigations or related actions by third parties; (12) Whirlpool's ability to obtain and protect intellectual property rights; (13) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (14) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and postretirement benefit plans; (15) information technology system failures and data security breaches; (16) the impact of labor relations; (17) our ability to attract, develop and retain executives and other qualified employees; (18) changes in the legal and regulatory environment including environmental and health and safety regulations; and (19) the ability of Whirlpool to manage foreign currency fluctuations. Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the years 2007 through 2011.* The graph assumes $100 was invested on December 31, 2006, in Whirlpool Corporation common stock, the S&P 500 and the S&P Household Durables Index.

*Cumulative total return is measured by dividing (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

	Annual Return Percentage Years Ending				
Company/Index	Dec. '07	Dec. '08	Dec. '09	Dec. '10	**Dec. '11**
Whirlpool Corporation	0.16%	(47.96)%	103.39%	12.45%	**(45.00)%**
S&P 500 Index	5.49	(37.00)	26.46	15.06	**2.11**
S&P 500 Household Durables	(29.80)	(42.57)	36.06	22.87	**(2.88)**

	Base Period	Indexed Returns Years Ending				
Company/Index	Dec. '06	Dec. '07	Dec. '08	Dec. '09	Dec. '10	**Dec. '11**
Whirlpool Corporation	$100	$100.16	$52.13	$106.02	$119.21	**$65.57**
S&P 500 Index	100	105.49	66.46	84.05	96.71	**98.76**
S&P 500 Household Durables	100	70.20	40.32	54.86	67.41	**65.47**



$120
90
60
30
0
2006
2007
2008
2009
2010
2011
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD DURABLES

WHIRLPOOL CORPORATION

Consolidated Statements of Income

(Millions of dollars, except per share data)

Year Ended December 31,	**2011**	2010	2009
Net sales	**$18,666**	$18,366	$17,099
Expenses			
Cost of products sold	**16,089**	15,652	14,713
Gross margin	**2,577**	2,714	2,386
Selling, general and administrative	**1,621**	1,604	1,544
Intangible amortization	**28**	28	28
Restructuring costs	**136**	74	126
Operating profit	**792**	1,008	688
Other income (expense)			
Interest and sundry income (expense)	**(607)**	(197)	(176)
Interest expense	**(213)**	(225)	(219)
Earnings (loss) before income taxes	**(28)**	586	293
Income tax benefit	**(436)**	(64)	(61)
Net earnings	**408**	650	354
Less: Net earnings available to noncontrolling interests	**18**	31	26
Net earnings available to Whirlpool	**$ 390**	$ 619	$ 328
Per share of common stock			
Basic net earnings available to Whirlpool	**$ 5.07**	$ 8.12	$ 4.39
Diluted net earnings available to Whirlpool	**$ 4.99**	$ 7.97	$ 4.34
Dividends	**$ 1.93**	$ 1.72	$ 1.72
Weighted-average shares outstanding (in millions)			
Basic	**76.8**	76.2	74.6
Diluted	**78.1**	77.6	75.6

WHIRLPOOL CORPORATION

Consolidated Balance Sheets

(Millions of dollars, except share data)

At December 31,	2011	2010
Assets		
Current assets		
Cash and equivalents	**$ 1,109**	$ 1,368
Accounts receivable, net of allowance of $61 and $66, respectively	**2,105**	2,278
Inventories	**2,354**	2,792
Deferred income taxes	**248**	204
Prepaid and other current assets	**606**	673
Total current assets	**6,422**	7,315
Property, net of accumulated depreciation of $6,146 and $6,660, respectively	**3,102**	3,134
Goodwill	**1,727**	1,731
Other intangibles, net of accumulated amortization of $177 and $146, respectively	**1,757**	1,789
Deferred income taxes	**1,893**	1,305
Other noncurrent assets	**280**	310
Total assets	**$15,181**	$15,584
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	**$ 3,512**	$ 3,660
Accrued expenses	**951**	671
Accrued advertising and promotions	**429**	426
Employee compensation	**365**	467
Notes payable	**1**	2
Current maturities of long-term debt	**361**	312
Other current liabilities	**678**	611
Total current liabilities	**6,297**	6,149
Noncurrent liabilities		
Long-term debt	**2,129**	2,195
Pension benefits	**1,487**	1,519
Postretirement benefits	**430**	610
Other noncurrent liabilities	**558**	791
Total noncurrent liabilities	**4,604**	5,115
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 106 million shares issued and 76 million shares outstanding	**106**	106
Additional paid-in capital	**2,201**	2,156
Retained earnings	**4,922**	4,680
Accumulated other comprehensive loss	**(1,226)**	(893)
Treasury stock, 30 million shares	**(1,822)**	(1,823)
Total Whirlpool stockholders' equity	**4,181**	4,226
Noncontrolling interests	**99**	94
Total stockholders' equity	**4,280**	4,320
Total liabilities and stockholders' equity	**$15,181**	$15,584

Consolidated Statements of Cash Flows

(Millions of dollars)

Year Ended December 31,	2011	2010	2009
Operating activities			
Net earnings	**$ 408**	$ 650	$ 354
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	**558**	555	525
Curtailment gain	**(35)**	(62)	(92)
Increase (decrease) in LIFO inventory reserve	**54**	4	(41)
Brazilian collection dispute	**144**	63	46
Changes in assets and liabilities:			
Accounts receivable	**(15)**	187	(286)
Inventories	**283**	(595)	578
Accounts payable	**25**	341	326
Accrued advertising and promotions	**14**	(47)	21
Product recall	**(15)**	13	(37)
Taxes deferred and payable, net	**(573)**	(94)	(112)
Accrued pension	**(280)**	(16)	(84)
Employee compensation	**(59)**	(6)	213
Other	**21**	85	139
Cash provided by operating activities	**530**	1,078	1,550
Investing activities			
Capital expenditures	**(608)**	(593)	(541)
Proceeds from sale of assets	**23**	17	77
Investment in related businesses	**(7)**	(18)	(35)
Proceeds from sale of brand	**—**	15	—
Acquisition of brand	**—**	(27)	—
Other	**(4)**	—	—
Cash used in investing activities	**(596)**	(606)	(499)
Financing activities			
Repayments of long-term debt	**(313)**	(379)	(210)
Common stock issued	**14**	72	21
Dividends paid	**(148)**	(132)	(128)
Purchase of noncontrolling interest shares	**—**	(12)	—
Net repayments from short-term borrowings	**(2)**	(20)	(362)
Proceeds from borrowings of long-term debt	**300**	2	872
Other	**(17)**	(26)	(49)
Cash (used in) provided by financing activities	**(166)**	(495)	144
Effect of exchange rate changes on cash and equivalents	**(27)**	11	39
(Decrease) increase in cash and equivalents	**(259)**	(12)	1,234
Cash and equivalents at beginning of year	**1,368**	1,380	146
Cash and equivalents at end of year	**$1,109**	$1,368	$1,380
Supplemental disclosure of cash flow information			
Cash paid for interest	**$ 208**	$ 218	$ 209
Cash paid for income taxes	**$ 136**	$ 31	$ 51

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, compliance with policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.



Larry M. Venturelli
Executive Vice President and Chief Financial Officer
February 22, 2012

Management's Report on Internal Control Over Financial Reporting

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2011.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 47.



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 22, 2012



Larry M. Venturelli
Executive Vice President and
Chief Financial Officer
February 22, 2012

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity (not presented separately here) and cash flows for each of the three years in the period ended December 31, 2011, and in our report dated February 22, 2012, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 42 through 44) is fairly stated, in all material respects from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Whirlpool Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2012 expressed an unqualified opinion thereon.


Ernst + Young LLP

Chicago, Illinois
February 22, 2012

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 22, 2012 expressed an unqualified opinion thereon.



Chicago, Illinois
February 22, 2012

Five-Year Selected Financial Data

(Millions of dollars, except share and employee data)

	2011	2010	2009	2008	2007
Consolidated Operations					
Net sales	**$18,666**	$18,366	$17,099	$18,907	$19,408
Restructuring costs	**136**	74	126	149	61
Depreciation and amortization[1]	**558**	555	525	597	593
Operating profit	**792**	1,008	688	549	1,063
Earnings (loss) from continuing operations before income taxes and other items	**(28)**	586	293	246	804
Net earnings from continuing operations	**408**	650	354	447	669
Loss from discontinued operations[2]	**—**	—	—	—	(7)
Net earnings available to Whirlpool	**390**	619	328	418	640
Capital expenditures	**608**	593	541	547	536
Dividends	**148**	132	128	128	134
Consolidated Financial Position					
Current assets	**$ 6,422**	$ 7,315	$ 7,025	$ 6,044	$ 6,555
Current liabilities	**6,297**	6,149	5,941	5,563	5,893
Accounts receivable, inventories and accounts payable, net	**947**	1,410	1,389	1,889	2,009
Property, net	**3,102**	3,134	3,117	2,985	3,212
Total assets	**15,181**	15,584	15,094	13,532	14,009
Long-term debt	**2,129**	2,195	2,502	2,002	1,668
Total debt	**2,491**	2,509	2,903	2,597	2,093
Whirlpool stockholders' equity	**4,181**	4,226	3,664	3,006	3,911
Per Share Data					
Basic net earnings from continuing operations	**$ 5.07**	$ 8.12	$ 4.39	$ 5.57	$ 8.24
Diluted net earnings from continuing operations	**4.99**	7.97	4.34	5.50	8.10
Diluted net earnings	**4.99**	7.97	4.34	5.50	8.01
Dividends	**1.93**	1.72	1.72	1.72	1.72
Book value[3]	**53.50**	54.48	48.48	39.54	48.96
Closing Stock Price—NYSE	**47.45**	88.83	80.66	41.35	81.63
Key Ratios					
Operating profit margin	**4.2%**	5.5%	4.0%	2.9%	5.5%
Pre-tax margin[4]	**(0.2)%**	3.2%	1.7%	1.3%	4.1%
Net margin[5]	**2.1%**	3.4%	1.9%	2.2%	3.3%
Return on average Whirlpool stockholders' equity[6]	**9.3%**	15.7%	9.8%	10.7%	18.1%
Return on average total assets[7]	**2.5%**	4.0%	2.3%	3.0%	4.6%
Current assets to current liabilities	**1.0**	1.2	1.2	1.1	1.1
Total debt as a percent of invested capital[8]	**36.8%**	36.7%	43.6%	46.0%	34.5%
Price earnings ratio[9]	**9.5**	11.2	18.6	7.5	10.2
Other Data					
Common shares outstanding (in thousands):					
Average number—on a diluted basis	**78,143**	77,628	75,584	76,019	79,880
Year-end common shares outstanding	**76,451**	76,030	74,704	73,536	75,835
Year-end number of stockholders	**13,527**	14,080	14,930	14,515	15,011
Year-end number of employees	**68,231**	70,758	66,884	69,612	73,682
Five-year annualized total return to stockholders[10]	**(8.1)%**	3.8%	5.8%	(8.5)%	11.8%

(1) Depreciation method changed prospectively from a straight-line method to a modified units of production method in 2009.
(2) Our earnings from continuing operations exclude certain dispositions adjacent to the Maytag acquisition.
(3) Total Whirlpool stockholders' equity divided by average number of shares on a diluted basis.
(4) Earnings (loss) from continuing operations before income taxes and other items, as a percent of net sales.
(5) Net earnings available to Whirlpool, as a percent of net sales.
(6) Net earnings available to Whirlpool, divided by average Whirlpool stockholders' equity.
(7) Net earnings available to Whirlpool, divided by average total assets.
(8) Total debt divided by total debt and total stockholders' equity.
(9) Closing stock price divided by diluted net earnings available to Whirlpool.
(10) Stock appreciation plus reinvested dividends, divided by share price at the beginning of the period.

Shareholder and Other Information

Whirlpool Corporation's Annual Report on Form 10-K and other financial information, is available free of charge to stockholders of record.

The Financial Summary contained in this Annual Report should be read together with the Company's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's 2012 Proxy Statement and in the Financial Supplement to the 2011 Annual Report on Form 10-K, both of which are available on the company's website at www.whirlpoolcorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

Company earnings releases for each quarter—typically issued in April, July, October and February—can be obtained by contacting:

Joe Lovechio
Senior Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
E-mail: investor_relations@whirlpool.com

Stock Exchanges

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting

Whirlpool Corporation's next annual meeting is scheduled for April 17, 2012, at 8 a.m. (Central Time), at 120 East Delaware Place, 8th Floor, Chicago, IL.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
www.computershare.com

For additional information, contact:

Bridget K. Quinn
Assistant Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
E-mail: corporate_secretary@whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Corporation Common Stock.

Non-shareholders may purchase their initial shares through the plan for a minimum of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its Direct Stock Purchase Plan website to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Corporation Common Stock purchased in February 1952 equaled 4,800 shares in January 2012.

For each quarter during 2010 and Q1 2011, Whirlpool Corporation paid a dividend of $0.43 per share. Beginning in Q2 2011, Whirlpool Corporation paid a quarterly dividend of $0.50 per share.

Market Price

	High	Low	Close
4Q 2011	$ 62.00	$45.22	$47.45
3Q 2011	82.99	47.35	49.91
2Q 2011	92.00	72.48	81.32
1Q 2011	92.28	79.15	85.36
4Q 2010	$ 91.28	$ 72.95	$ 88.83
3Q 2010	96.90	71.00	80.96
2Q 2010	118.44	86.86	87.82
1Q 2010	91.11	73.30	87.25

As of December 31, 2011, there were a total of 13,527 registered shareholders.

Trademarks

Whirlpool, Maytag, Maxima, KitchenAid, Jenn-Air, Amana, Brastemp, Consul, Bauknecht, Gladiator, KOSMOS, Viva!, Life. Simplified., Bravos XL, Facilite, Easy Storage, Chillerator, What's Inside Matters and shape of the stand mixer are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Fast Company, Forbes, ENERGY STAR, Newsweek, Habitat for Humanity, Fortune, Corporate Responsibility, DiversityInc, Instituto Consulado da Mulher, Cook for the Cure, Susan G. Komen for the Cure, Boys & Girls Clubs, United Way and Facebook are owned by their respective companies.

Board of Directors

Samuel R. Allen[2, 4]
Chairman and Chief Executive Officer,
Deere & Company

Gary T. DiCamillo[1, 3]
Partner, Eaglepoint Advisors, LLC

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer,
Whirlpool Corporation

Kathleen J. Hempel[1, 3]
Former Vice Chairman and
Chief Financial Officer,
Fort Howard Corporation

Michael F. Johnston[1, 2]*
Former Chairman of the Board
and Chief Executive Officer,
Visteon Corporation

William T. Kerr[2, 4]
President and Chief Executive Officer,
Arbitron, Inc.

John D. Liu[1, 3]
Managing Partner,
Richmond Hill Investments

Harish Manwani[2, 3]
Chief Operating Officer, Unilever

Miles L. Marsh[1, 4]
Former Chairman of the Board and
Chief Executive Officer,
Fort James Corporation

William D. Perez[3, 4]
Senior Advisor to Greenhill & Co., Inc.

Michael A. Todman
President,
Whirlpool International,
Whirlpool Corporation

Michael D. White[2, 4]
Chairman, President and
Chief Executive Officer,
DIRECTV GROUP, Inc.

(1) Audit Committee
(2) Corporate Governance and Nominating Committee
(3) Finance Committee
(4) Human Resources Committee
*Presiding Director of the Whirlpool Corporation Board

Executive Committee

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

David A. Binkley
Senior Vice President,
Global Human Resources

Marc Bitzer
President,
Whirlpool North America

Bracken Darrell
Executive Vice President and
President, Whirlpool Europe,
Middle East and Africa

José A. Drummond
Executive Vice President and
President, Whirlpool S.A.

Kirsten J. Hewitt
Senior Vice President,
Corporate Affairs, General Counsel,
and Corporate Secretary

David T. Szczupak
Executive Vice President,
Global Product Organization

Michael A. Todman
President,
Whirlpool International

Larry M. Venturelli
Executive Vice President and
Chief Financial Officer

Whirlpool Corporation and General Offices

World Headquarters and North America Region

2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe, Middle East and Africa Region

Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region

Av. das Nações Unidas
12.995, 32° andar
CEP 04578-000 São Paulo
SP Brazil
Telephone: 55-11-3787-6100

Asia Region – North

Building 8
No. 1888 Xing Jin Qiao Road
Pudong, Shanghai PRC 201206
Telephone: 86-21-6169-2999

Asia Region – South

Whirlpool of India Limited
Whirlpool House
Plot No. 40, Sector 44
Gurgaon – 122 002
Haryana, India
Telephone: 91-124-459-1300

Internet Address

Information about Whirlpool Corporation, including financial data, is available at: www.whirlpoolcorp.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com
Photography: CEO portrait, John Nienhaus. Principal lifestyle photography, Whirlpool Corporation Photo Services Group
Printing: The Fox Company, Inc. Lithographers



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